EXHIBIT 21.1

LIST OF SUBSIDIARIES

B2Digital, Incorporated

B2Digital, Incorporated, a Delaware corporation, has the following wholly owned subsidiaries:

1.	Hardrock Promotions LLC which owns Hardrock MMA in Kentucky
2.	Colosseum Combat LLC which owns Colosseum Combat MMA in Indiana
3.	United Combat League MMA LLC
4.	Pinnacle Combat LLC
5.	Strike Hard Productions, LLC
6.	ONE More Gym
7.	B2 Productions LLC